

Mail Stop 4631   July 7, 2009

Scott Cooley
Chief Financial Officer
Morningstar, Inc.
22 West Washington Street
Chicago, IL 60600

      Re: **Morningstar, Inc.**
           Definitive Proxy Statement Supplemental Response Letter
           Filed June 23, 2009
           File No. 000-51280

Dear Mr. Cooley:

      We have reviewed your responses and have the following additional comments.

Compensation Discussion and Analysis, page 17

Bonus Plan, page 18

1. We note your response to the first bullet point in comment 1 in our letter dated June 10, 2009. However, to the extent you fund bonus pools based on the achievement of certain performance goals (e.g. a percentage of the prior year's Bonus EBIT) in the future, please quantify these performance goals and disclose the actual results achieved by the Company in future filings.

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      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any questions.

Sincerely,

Pamela Long
Assistant Director